Hallador Petroleum Company
1660 Lincoln Street, Suite 2700
Denver, CO 80264
303/839-5504 - phone
303/832-3013 - fax

March 09, 2007

Mr. Karl Hiller
Branch Chief
United States
Securities and Exchange Commission
Washington, DC 20549-7010

Re:      Hallador Petroleum Company:
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the quarter ended June 30, 2006
Form 10-QSB for the quarter ended September 30, 2006
Form 8-K/A (amendment No. 1) filed October 16, 2006
   File No. 0-14731

Dear Mr. Hiller:

This letter is in response to your letter dated February 22, 2007. The information below corresponds to your numbered comments in your letter.

Form 10-KSB for the year ended December 31, 2006

Financial Statements

1.
Along with the corrections you plan to make, please include a tabular disclosure reconciling the as previously reported to restated amounts, and include explanations as to the reasons for the adjustments.

OUR RESPONSE
Once all of the comments are resolved, we will comply.

Form 10-QSB for the quarter ended September 30, 2006

Financial Statements

Note 5 - Sunrise Coal Acquisition, page 10

Securities and Exchange Commission
March 9, 2007

2.	We will not repeat in its entirety your comment #2, but it deals with whether or not the IPL coal contract is a derivative.

OUR RESPONSE
There is no active economic "spot market" in our area. Substantially all of the coal in our market is sold under contract with terms ranging from one to six years. By our area, we mean the location of the Sunrise mine located in western Indiana. In order for Sunrise to sell in the "spot" market, Sunrise would be required to transport coal approximately 100 miles to the Ohio river. Our estimate of transportation and handling costs would be in excess of $10 per ton. Our coal price with IPL is $25 per ton.

It is our understanding that the FASB staff are of the opinion that conversion costs greater than 10% imply that assets are not readily convertible to cash. This assessment should be performed only at inception of a contract. The estimated $10 per ton for transportation and handling costs clearly exceeds the 10% threshold.

Sunrise's Carlisle coal contract with IPL, a copy of which is being mailed, does not provide nor permit net settlement.

3.	We will not repeat in its entirety your comment #3, but it deals with the proposed settlement provisions allowing IPL to reduce the amounts it will pay for coal.

OUR RESPONSE
What follows is background information listing the dates that the two coal contracts were executed.

The Howesville contract was executed in April 2005 and first sales from the Howesville mine occurred in late November 2005. In December 2005, management of Sunrise became concerned with certain "roof conditions" with implications for miners' safety. In addition, other concerns such as water seepage and "rolling seams" were encountered. Consequently, Sunrise management concluded for safety reasons to close the mine in June 2006. IPL was notified that Sunrise would not be able to honor the April 2005 contract and claimed "force majeure." IPL did not agree with the force majeure claim. Sunrise is still negotiating with IPL and no final agreement has occurred. As previously mentioned, our September 30, 2006 balance sheet reflects an estimated liability of $4 million pertaining to this matter. Upon a final agreement with IPL, Sunrise will be legally released from the Howesville contract.

In January 2006, a separate contract was entered into with IPL to sell coal from Surnise's Carlisle mine, located about 20 miles from the Howesville mine, which as mentioned above, was closed in June 2006.

Securities and Exchange Commission
March 9, 2007

Your comment asked if there is any correlation with the quantities to be delivered under the original agreement (we presume you are referring to the April 2005 Howesville contract) with the Carlisle contract entered into June 2006 and the answer to your question is "there is no correlation."

In addition, we are assuming that neither of the two contracts (Howesville or Carlisle) meet the definition of a derivative as explained above in our response to your comment #2.

Note 6 - Investment in Savoy, page 11

4.	We will not repeat in its entirety your comment #4, but it deals with the sale of stock to Yorktown in December 2005 and our purchase of a 32% interest in Savoy.

OUR RESPONSE

Hallador's stock trades about 51,000 shares for a whole year, or an average of 200 shares per day. There are times when we will go two or three months without a single trade. In our case, stock value is not always the correct indicator of fair value. With a stock that trades as thinly as ours, we have seen our market cap flucuate as much as 100% in one day on volume of less than 5,000 shares. At the time of the Savoy transaction our outstanding shares were about seven million.

Although we are still of the opinion that our accounting is proper, we will relent and comply with your comment.

As noted in your comment, we will comply (and have complied) with provisions of paragraph 19(h) of APB 18.

Form 8-K/A Filed October 16, 2006

Financial Statements - Sunrise Coal LLC

Note 6 - Subsequent Events, page 13

5.	We will not repeat in its entirety your comment #5, but it deals with the closing of the Howesville mine.

OUR RESPONSE
Please read our response to your comment #3 above.

Securities and Exchange Commission
March 9, 2007

We will include the wording we made in response to your comment #3 above in Note 6 and on page 20 of the Form 8-K/A.

Pro Forma Financial Statements, page 21

6.	We will not repeat in its entirety your comment #6, but it deals with the pro forma adjustments and discontinued operations.

OUR RESPONSE
We will comply and make such adjustments.

Engineering Comments

Form 10-QSB for quarter ended September 30, 2006

MD&A, page 15

1.
We will not repeat in its entirety your comment #1, but it deals with $10.9 million in used equipment transferred from the Howesville mine to the Carlisle mine and deals with our response to your comment #13.

OUR RESPONSE
Our response to your comment #13 in our letter dated January 25, 2007, we said we would add a paragraph which includes the following sentence, "Since this is a new mine basically all the mining equipment is new." We will delete such statement, as it does not materially add to disclosure. The $10.8 million was the net book value of the equipment at the time of transferring such equipment from the Howesville mine to the Carlisle mine. We will revise the disclosure to reflect the $10.8 million was valued at historical costs.

Your remaining comments deal with coal reserves and will be responded to in a separate cover by the end of March. We talked to Tracie Towner last week and asked for a time extension of March 16th for the accounting issues and March 30 for the reserve and engineering issues. We appreciate being given the time extensions.

Yours truly,

/S/Victor P. Stabio

President and CEO